Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Swift Transportation Company:

We consent to the incorporation by reference in the registration statements Nos. 333-171796 and 333-181201 on Form S-8 of Swift Transportation Company of our reports dated February 26, 2013, with respect to the consolidated balance sheets of Swift Transportation Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Swift Transportation Company.

/s/ KPMG LLP

Phoenix, Arizona

February 26, 2013